Exhibit 99.1

DHT Holdings, Inc. reports third quarter 2014 results

HAMILTON, BERMUDA, November 10, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	2013	2012
Net Revenue1	21.8	14.5	17.9	27.8	11.2	61.6	86.4
EBITDA1,2	5.8	1.6	7.6	18.9	3.2	27.2	43.1
Adjusted Net Income1,3	(7.1)	(8.1)	(0.5)	11.5	(4.1)	(3.5)	6.0
Adjusted EPS3	(0.10)	(0.12)	(0.01)	0.48	(0.26)	(0.20)	0.50
Interest bearing debt	640.7	204.4	205.4	156.4	156.4	156.4	212.7
Cash	134.4	146.2	220.0	126.1	50.0	126.1	71.3
Dividend4	0.02	0.02	0.02	0.02	0.02	0.08	0.52
Fleet (dwt)5	6,709,560	4,499,720	4,179,670	2,376,149	1,776,349	1,776,349	2,086,315
Spot exposure6	61.0%	61.3%	44.2%	41.7%	72.2%	69.8%	31%
Unscheduled off hire6	0.53%	0.29%	1.69%	0.83%	0	0.61%	0.19%
Scheduled off hire6	3.7%	3.3%	4.6%	0	2.4%	1.13%	0.88%

Highlights of the quarter:

●	On September 16, 2014, DHT completed the acquisition of Samco Shipholding Pte. Ltd. (“Samco”)and Samco has been included in DHT’s consolidated accounts from September 17, 2014.

●	EBITDA for the quarter of $5.8 million and net loss for the quarter of $7.1 million ($0.10 per share).

●
Subsequent to the acquisition of Samco, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

1  Net of voyage expenses. Q4 2013 and 2013 includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2  Adjusted for impairment charges of $100.5 million in 2012.
3  Adjusted for loss on sale of vessels in 2012, 2013 and Q2 2013, non-cash impairment charge in 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on November 29, 2013 and May 3, 2012 had been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
4  Per common share. Historical dividend per share adjusted for 12:1 reverse split.
5  Q1, Q2 and Q3 2014 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6  As % of total operating days in period.

●
In connection with the acquisition of Samco, DHT issued 23.1 million shares of common stock at a price of $6.50 per share and $150 million principal amount of convertible senior notes due 2019 with a fixed rate of 4.5% per annum and convertible into common stock of DHT at a conversion price of $8.125 per share.

●	The Company will pay a dividend of $0.02 per common share for the quarter payable on November 26, 2014 for shareholders of record as of November 20, 2014.

●
The Company has entered into a firm commitment totaling $302 million for the refinancing of about $274.8 million related to three of Samco’s four credit facilities and the 50% debt financing of the DHT Condor.  In connection with this financing which is expected to be completed in the fourth quarter of 2014, we will incur certain financial costs.

Third Quarter 2014 Financials
We reported shipping revenues for the third quarter of 2014 of $34.1 million compared to shipping revenues of $17.3 million in the third quarter of 2013. The increase is due an increase in the fleet including the addition of the seven Samco vessels from September 17, 2014 as well as a stronger market compared to the third quarter of 2013.

Voyage expenses for the third quarter of 2014 were $12.3 million, compared to voyage expenses of $6.1 million in the third quarter of 2013. The increase was mainly due to an increase in the fleet and the addition of the seven Samco vessels from September 17, 2014.

Vessel operating expenses for the third quarter of 2014 were $10.4 million, compared to $5.8 million in the third quarter of 2013. The increase was due to an increase in the fleet including the addition of the seven Samco vessels from September 17, 2014

Depreciation and amortization, including depreciation of capitalized survey expenses, was $10.7 million for the third quarter 2014, compared to $6.4 million in the third quarter of 2013. The increase was due to an increase in the fleet and the addition of the seven Samco vessels from September 17, 2014.

General & administrative expense (“G&A”) for the third quarter 2014 was $5.6 million compared to $2.2 million in the third quarter of 2013. The G&A for the third quarter of 2014 is impacted by costs related to the acquisition of Samco.

Net financial expenses for the third quarter of 2014 were $2.1 million, compared to $0.9 million in the third quarter of 2013.  The increase is due to an increase in debt related to vessels acquired and the inclusion of Samco net financial expenses totaling $0.6 million from September 17, 2014.

We had a net loss in the third quarter of 2014 of $7.1 million, or $0.10 per diluted share, compared to a loss of $4.1 million, or $0.26 per diluted share in the third quarter of 2013.

Net cash provided by operating activities for the third quarter of 2014 was $3.2 million compared to $7.9 million for the third quarter 2013.  The difference is mainly due to change in net income (loss) and changes in working capital.

Net cash used in investing activities for the third quarter of 2014 was $300.7 million mainly related to the net investment in Samco of $256.3 million, pre-delivery installments of $41.0 million related to VLCC newbuildings ordered and capital expenses related to drydocking totaling $3.1 million.

As of September 30, 2014, the Company had made $171.0 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $114.0 million are due with $76.5 million in 2015 and $37.6 million in 2016. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The Company views the debt market as favorable and will pursue debt financing for the remaining two vessels in due course.

Net cash provided by financing activities for the third quarter of 2014 was $285.7 million, compared to $0.3 million used for the prior-year period. In the third quarter of 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of $144.9 million after payment of placement agent fees and expenses and we issued convertible senior notes generating net proceeds of $145.2 million after payment of placement agent fees and expenses. In the third quarter of 2014 we made a repayment of long term debt totaling $3.0 million.

At the end of the third quarter of 2014, our cash balance was $134.4 million, compared to $50.0 million at the end of the third quarter 2013.

We declared a cash dividend of $0.02 per common share for the third quarter of 2014 payable on November 26, 2014 for shareholders of record as of November 20, 2014. When determining the dividend our Board has taken into account the general business conditions.

As of September 30, 2014, we had 92,510,086 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014 and the issue of 23,076,924 shares of common stock during the third quarter of 2014.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the third quarter of 2014, we remain in compliance with our financial covenants. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

First three quarters 2014 Financials
We reported shipping revenues for the first three quarters of 2014 of $77.9 million compared to shipping revenues of $56.1 million in the first three quarters of 2013. The increase was due to a larger fleet including the addition of the seven Samco vessels from September 17, 2014.

Voyage expenses for the first three quarters of 2014 were $23.8 million compared to voyage expenses of $22.3 million in the first three quarters of 2013. The increase was mainly due to more vessels trading in the spot market.

Vessel operating expenses for the first three quarters of 2014 were $28.0 million, compared to $18.3 million in the first three quarters of 2013. The increase was due to an increase in the fleet including the addition of the seven Samco vessels from September 17, 2014, vessels undergoing intermediate and special surveys during the 2014 period as well as upstoring and startup cost related to the delivery of DHT Condor, DHT Hawk and DHT Falcon in the first half of 2014.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $26.0 million for the first three quarters of 2014, compared to $19.8 million in the first three quarters of 2013. The increase was due to an increase in the fleet and the addition of the seven Samco vessels from September 17, 2014.

G&A for the first three quarters of 2014 was $11.1 million compared to $6.5 million in the first three quarters of 2013. The increase in G&A for the first three quarters of 2014 reflects high level of activity during the period in connection with the acquisition of Samco, equity offerings, acquisition of vessels, business development and ordering of newbuildings.

Net financial expenses for the first three quarters of 2014 were $4.6 million, compared to $4.1 million in the first three quarters 2013.  The increase is due to an increase in debt and the inclusion of financial expenses related to the Samco credit facilities from September 17, 2014 off-set by a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Agreement in the 2013 period.

We had a net loss in the first three quarters of 2014 of $15.6 million, or $0.23 per diluted share, compared to a loss of $15.6 million, or $1.01 per diluted share in the first three quarters of 2013.

Net cash provided by operating activities for the first three quarters of 2014 was $12.5 million compared to $15.7 million for the first three quarters of 2013.  The difference is mainly due to change in net income (loss) and changes in working capital.

Net cash used by investing activities for the first three quarters of 2014 was $549.8 million mainly related to the net investment in Samco of $256.3 million, the acquisition of three VLCCs totaling $148.0 million,  pre-delivery installments of $133.9 million related to VLCC newbuildings ordered and capital expenses related to drydockings totaling $8.0 million.

As of September 30, 2014, the Company had made $171.0 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $114.0 million are due with $76.5 million in 2015 and $37.6 million in 2016. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The Company views the debt market as favorable and will pursue debt financing for the remaining two vessels in due course.

Net cash provided by financing activities for the first three quarters of 2014 was $545.0 million, compared to $57.2 million used for the first three quarters of 2013. In the first quarter of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the third quarter of 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of $144.9 million after placement agent fees and expenses and we issued convertible senior notes generating net proceeds of $145.2 million after placement agent fees and expenses. In the first three quarters of 2014 we made a repayment of long-term debt totaling $4.0 million, compared to $56.3 million in the first three quarters of 2013.

As of September 30, 2014, our cash balance was $134.4 million, compared to $50.0 million as of September 30, 2013.

As of September 30, 2014, we had 92,510,086 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014 and the issue of 23,076,924 shares of common stock during the third quarter of 2014.

Reconciliation of non-gaap financial measures ($ in thousands except per share)

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	2013	2012
Reconciliation of Net Revenue and EBITDA

Shipping revenues	34,067	19,368	24,500	30,943	17,327	87,012	97,194
Voyage expenses	(12,253)	(4,873)	(6,638)	(3,148)	(6,149)	(25,400)	(10,822)
Net Revenue	21,815	14,495	17,863	27,795	11,178	61,612	86,372

Vessel operating expenses	(10,414)	(10,094)	(7,541)	(6,583)	(5,765)	(24,879)	(24,387)
Charter hire expenses	-	-	-	-	-	-	(6,892)
Profit /( loss), sale of vessel	-	-	-	-	-	(669)	(2,231)
General and administrative expenses	(5,569)	(2,793)	(2,731)	(2,332)	(2,209)	(8,827)	(9,788)
EBITDA	5,832	1,607	7,590	18,881	3,204	27,236	43,073

Reconciliation of Adjusted Net Income

Net income/(loss) after tax	(7,054)	(8,056)	(478)	11,458	(4,104)	(4,126)	(94,054)
Impairment charge	-	-	-	-	-	-	(100,500)
Profit /( loss), sale of vessel	-	-	-	-	-	(669)	(2,231)
Fair value gain/(loss) on derivative financial instruments	-	-	-	-	-	-	2,702
Adjusted Net Income	(7,054)	(8,056)	(478)	11,458	(4,104)	(3,457)	5,975

Basic net income/(loss) per share	(0.10)	(0.12)	(0.01)	0.48	(0.26)	(0.24)	(7.83)
Impairment charge	-	-	-	-	-	-	(8.37)
Profit /( loss), sale of vessel	-	-	-	-	-	(0.04)	(0.19)
Fair value gain/(loss) on derivative financial instruments	-	-	-	-	-	-	0.22
Adjusted EPS	(0.10)	(0.12)	(0.01)	0.48	(0.26)	(0.20)	0.50

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:30 a.m. EST on Tuesday November 11, 2014, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 971 5738 within the United States, 23500486 within Norway and +44 20 71362056 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through November 18, 2014.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 7959890# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2014

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	September 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents		$134,388	126,065
Accounts receivable and accrued revenues	9	26,474	16,951
Prepaid expenses		2,465	230
Bunkers, lube oils and consumables		19,052	2,825
Total current assets		$182,379	146,072

Non-current assets
Vessels and time charter contracts	6	974,420	263,142
Advances for vessels under construction	6	173,727	37,095
Other property, plant and equipment		492	291
Investment in associated company		2,768	-
Total non-current assets		$1,151,407	300,527

Total assets		$1,333,786	446,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$31,099	3,529
Derivative financial instruments	5	3,607	-
Current portion long term debt	5	55,250	-
Deferred shipping revenues		4,095	2,271
Total current liabilities		$94,051	5,800

Non-current liabilities
Long term debt	5	$585,421	156,046
Derivative financial liabilities	5	6,436	-
Total non-current liabilities		$591,857	156,046

Total liabilities		$685,908	161,846

Stockholders’ equity
Stock	7.8	$925	291
Additional paid-in capital	7.8	873,777	492,027
Retained earnings/(deficit)		(230,509)	(210,682)
Other reserves		3,685	3,118
Total stockholders equity		$647,878	284,753

Total liabilities and stockholders’ equity		$1,333,786	446,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2014	Q3 2013	9 months 2014	9 months 2013
	Note	Jul. 1 - Sept. 30, 2014	Jul. 1 - Sept. 30, 2013	Jan. 1 - Sept. 30, 2014	Jan. 1 - Sept. 30, 2013
Shipping revenues	11	$34,067	17,327	$77,936	56,068

Operating expenses
Voyage expenses		(12,253)	(6,149)	(23,764)	(22,252)
Vessel operating expenses		(10,414)	(5,765)	(28,049)	(18,296)
Depreciation and amortization	6	(10,716)	(6,430)	(26,046)	(19,754)
Profit /( loss), sale of vessel		-	-	-	(669)
General and administrative expense		(5,569)	(2,209)	(11,094)	(6,496)
Total operating expenses		$(38,952)	(20,553)	$(88,953)	(67,467)

Operating income		$(4,885)	(3,226)	$(11,017)	(11,399)

Share of profit from associated companies		10	-	10	-
Interest income		61	15	341	117
Interest expense		(2,278)	(959)	(4,940)	(3,820)
Other Financial income/(expenses)		78	15	(11)	(443)
Profit/(loss) before tax		$(7,014)	(4,154)	$(15,617)	(15,545)

Income tax expense		(40)	50	29	(38)
Net income/(loss) after tax		$(7,054)	(4,104)	$(15,588)	(15,583)
Attributable to the owners of parent		$(7,054)	(4,104)	$(15,588)	(15,583)

Basic net income/(loss) per share		(0.10)	(0.26)	(0.23)	(1.01)
Diluted net income/(loss) per share		(0.10)	(0.26)	(0.23)	(1.01)

Weighted average number of shares (basic)		73,195,704	15,520,230	66,622,604	15,440,413
Weighted average number of shares (diluted)		73,195,704	15,520,230	66,622,604	15,440,413

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$(7,054)	(4,104)	$(15,588)	(15,583)

Other comprehensive income:
Exchange gain (loss) on translation of foreign currency
denominated associate		(76)	-	(76)	-

Total comprehensive income for the period		$(7,130)	(4,104)	$(15,664)	(15,583)

Attributable to the owners of parent		$(7,130)	(4,104)	$(15,664)	(15,583)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2014	Q3 2013	9 months 2014	9 months 2013
	Note	Jul. 1 - Sept. 30, 2014	Jul. 1 - Sept. 30, 2013	Jan. 1 - Sept. 30, 2014	Jan. 1 - Sept. 30, 2013
Cash flows from operating activities:
Net income / ( loss)		(7,054)	(4,104)	(15,588)	(15,583)
Items included in net income not affecting cash flows:					-
Depreciation	6	10,498	6,473	26,046	20,421
Amortization	5	605
(Profit) / loss, sale of vessel	6	-	-	-	669
Fair value gain/(loss) on derivative financial instruments		(291)	-	(291)	(772)
Translation differences		(76)	-	(76)	-
Compensation related to options and restricted stock		1,046	511	570	2,648
Share of profit in associated companies		(10)		(10)	-
Changes in operating assets and liabilities:					-
Accounts receivable and accrued revenues	11	(856)	2,418	3,864	(168)
Prepaid expenses		(1,191)	157	(2,535)	417
Accounts payable and accrued expenses		4,045	(370)	8,696	(2,753)
Deferred income		-	-	-	6,894
Prepaid charter hire		2,864	353	1,824	1,281
Bunkers, lube oils and consumables		(6,400)	2,464	(10,041)	2,673
Net cash provided by operating activities		3,180	7,902	12,460	15,728

Cash flows from investing activities:
Investment in vessels		(44,097)	(671)	(293,138)	(2,112)
Sale of vessels		-	-	-	22,233
Investment in subsidiary, net cash	4	(256,332)		(256,332)	-
Investment in property, plant and equipment		(288)	(1)	(299)	25
Net cash used in investing activities		(300,717)	(672)	(549,769)	20,146

Cash flows from financing activities
Issuance of stock	7,8	144,857	-	360,594	-
Cash dividends paid	8	(1,389)	(310)	(4,162)	(873)
Issuance of long term debt	5	-	-	47,361	-
Issuance of convertible bonds	7	145,229		145,229	-
Repayment of long-term debt	5	(2,996)	-	(3,996)	(56,300)
Net cash provided by/(used)in financing activities		285,701	(310)	545,026	(57,173)

Net increase/(decrease) in cash and cash equivalents		(11,835)	6,919	8,323	(21,299)
Cash and cash equivalents at beginning of period		146,224	43,084	126,065	71,303
Cash and cash equivalents at end of period		134,388	50,003	134,388	50,003

Specification of items included in operating activities:
Interest paid		1,332	859	3,536	3,028
Interest received		138	122	341	132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Translation Differences	Reserves	Total Equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$	$	$180,997
Net income/(loss) after tax								(15,583)			(15,583)
Other comprehensive income									-		-
Total comprehensive income								(15,583)	-		(15,583)
Cash dividends declared and paid								(873)			(873)
Issue of stock						-					-
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)				-
Compensation related to options and restricted stock		150,368	1							2,647	2,648
Balance at September 30, 2013		15,640,975	$156	$386,099	-	$-	$-	$(221,714)	$-	$2,647	$167,189

		Common Stock			Preferred Stock

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Translation Differences	Reserves	Total Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$-	$3,118	$284,753
Net income/(loss) after tax								(15,588)			(15,588)
Other comprehensive income									(76)		(76)
Total comprehensive income								(15,588)	(76)		(15,664)
Cash dividends declared and paid								(4,162)			(4,162)
Issue of stock		53,376,923	534	360,060		-					360,594
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)				-
Convertible bonds				21,787							21,787
Compensation related to options and restricted stock		317,506	3							567	570
Balance at September 30, 2014		92,493,304	$925	$873,777	-	$-	$-	$(230,433)	$(76)	$3,685	$647,878

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on November 6, 2014 and authorized for issue on November 10, 2014.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2013. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2013 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2014 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRIC 21	Levies
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36	Recoverable amount Disclosures for Non-Financial Assets
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of September 30, 2014, the Company had 18 vessels in operation; eight were on fixed rate time charters, two on index based time charters and eight vessels operating in the spot market. For the period from July 1, 2014 to September 30, 2014, five customers represented $5.4 million, $4.7 million, $4.1 million, $3.8 million and $3.1 million, respectively, of the Company’s revenues. For the period from July 1, 2013 to September 30, 2013, five customers represented $4.9 million, $2.1 million, $1.8 million, $1.4 million and $1.3 million, respectively, of the Company’s revenues.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd., a private company incorporated under the laws of the Republic of Singapore, for a an initial estimated purchase price of $317,005,000 in cash, less $5,000,000 that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its recently completed registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019, plus cash on hand, to fund the acquisition.

Samco owns and operate a fleet of seven very large crude oil tankers with an average age of approximately 4.5 years. Five of the vessels are currently on time charters to oil majors. Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore. Goodwood currently manages all of DHT’s vessels.

DHT’s acquisition of Samco is part of DHT’s growth strategy by acquiring vessels or companies with high quality vessels. As a result of the acquisition, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes.

The preliminary purchase price allocation (PPA), which was performed with assistance from third-party valuation experts, has been determined to be provisional. The purchase price allocation is provisional pending the finalization of the purchase price consideration and a final assessment of the identifiable net assets. No goodwill has at this point been identified in the transaction.

The preliminary fair values of the identifiable assets and liabilities of Samco as at the date of the acquisition were:

Fair value of the net assets and liabilities acquired (Preliminary purchase price allocation):

USD ’000	Preliminary fair values as of acquisition date
Assets
Vessels and time charter contracts	580,733
Joint Venture	2,764
Accounts receivables	13,387
Inventories	6,186
Cash, bank and marketable securities	60,673
Total assets	663,743

Liabilities and equity
Total shareholders’ equity	324,856
Long-term liabilities, interest-bearing	276,268
Current liabilities, interest-bearing	51,587
Accounts payable	11,032
Total liabilities and equity	663,743

Based on the above preliminary fair values as of September 16, 2014, the purchase price is estimated to $324.9 million pending final determination of any final purchase price adjustment following the closing. The transaction included a total of $60.7 million in cash from Samco.

Net estimated cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash an cash equivalent balances aquired	(60,673)
Net initial cash outflow as per September 30, 2014	256,332

Estimated total consideration	324,856
Estimated additional cash consideration	7,851

Acquisition-related costs

Fees booked against G&A	2,394
Fees booked against Equity offering	5,853
Fees booked against Convertible Bond	4,057
Fees booked against loans (Samco refinancing)	560
Total	12,864

Impact of acquisition on the result of the Company

For the period from September 17 to September, 30, 2014, Samco has contributed $3.3 million to shipping revenues and a loss of $0.9 million before tax of the Company.

If the business combination had taken place at the beginning of the year, the combined shipping revenues would have been $138.9 million on a proforma basis and the combined result before tax would have been a loss of $20.2 million on a proforma basis. To arrive at the combined proforma result before tax we have made the following proforma adjustments: $8.8 million in interest expense related to the convertible note calculated using an effective interest rate method, $4.1 million related to the amortization of the fair value adjustment of Samco’s time charter contracts and $3.5 million in increased depreciation expense related to the fair value adjustments of the Samco vessels including the effect of changing the depreciation period from 25 years to 20 years in order to align the estimated economic life of the Samco vessels with DHT’s current policy.

Note 5 – Interest bearing debt
As of September 30, 2014, DHT including Samco had interest bearing debt totaling $519.9.  The DHT credit facilities were as follows: $113.3 million priced at Libor+1.75%, $18.4 million priced at Libor+3.00%, $24.8 million priced at Libor+2.75% and $47.0 million priced at Libor + 3.25%. The Samco credit facilities were as follows: $205.2 million priced at Libor + 2.40%, $24.7 million priced at Libor + 0.75%, $44.9 million priced at Libor + 3.20% and $41.7 million priced at Libor + 1.60%. Certain of the Samco credit facilities have been swapped to fixed interest rate as discussed below. Interest is payable quarterly in arrears (except the $44.9 million credit facility which is payable semi-annually in arrears).

With regards to the DHT credit facilities:

In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

With regards to the Samco credit facilities:

Credit Agricole - Samco Scandinavia. The facility includes a covenant that the charter-free value of the included vessels should be at least 110% of the value of the outstanding loans when the vessel is on a time charter deemed acceptable by the lender and 120% otherwise. The loan bears interest at Libor plus a margin of 1.6%.  At September 30, 2014, there were 8 quarterly installments of $0.97 million each outstanding and a balloon payment of $ 33.9 million payable in December 2016.

Nordea - Samco Europe. The facility includes a covenant that the charter-free value of the vessel should be at least 110% of the value of the outstanding loans when the vessel is on a time charter deemed acceptable by the lender and 120% otherwise. The loan bears interest at Libor plus a margin of 0.75% which has been swapped to a fixed rate of 5.06% including margin.  At September 30, 2014, there were 2 quarterly installments of $0.8 million each outstanding and a balloon payment of $ 23.1 million payable in May 2015.

$325 million syndicate consisting of Nordea, DNB, ING and SEB - Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga.   The credit facility is divided into one tranche per vessel. The tranches bear interest at Libor plus a margin of 2.40% when all the vessels included in the facility are on time charters acceptable to the lenders and 2.75% otherwise.  The interest has been swapped to fixed rates ranging from 4.83% to 5.70% including margin and for periods from November 2016 to June 2018, depending on tranche. At September 30, 2014, there were 58 quarterly installments of $1.02 million each outstanding and balloon payments due in June 2018 totaling $146 million. The credit facility includes a covenant that the charter-free value of the included vessels shall be at least 125% of the value of the outstanding loans.

ING Bank N.V. - Samco China. The loan bears interest at six-months Libor plus a margin of 3.20%. The facility includes a covenant that the value of the vessel shall be equal to or exceed the value of the loan for the first three years of the facility and 115% thereafter.  At September 30, 2014, there were 14 semi-annual installments of $1.95 million each outstanding and a balloon payment due in November 2021 of $17.6 million. The loan becomes immediately due if the time charter presently attached to Samco China is terminated

In connection with the acquisition of Samco, we entered into supplemental agreements with each of the lenders under the Samco credit facilities described above whereby the lenders provided waiver to the change of control clause related to the sale of the shares in Samco to DHT. The credit facilities were amended, upon satisfaction of certain conditions, including the financial obligations under the credit facilities being guaranteed by DHT Holdings, Inc.. DHT covenants that, throughout the term of each of the credit facilites, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).
With respect to three of the four Samco credit facilities, Samco, on a consolidated basis, is at all times is required to have minimum cash of $45 million. We have entered into a firm commitment totaling $302 million for the re-financing of the Nordea syndicate, Nordea (Samco Europe) and the ING (Samco China) credit facilities as well as the 50% debt financing of the DHT Condor with a margin above Libor of 2.5%. In connection with the refinancing the $45 million minimum cash in Samco will be removed.

As of the date of our most recent compliance certificates submitted for the third quarter of 2014, we remain in compliance with our financial covenants.

Scheduled debt repayments including final installments at maturity (USD million)

	October 1 to Dec. 31, 2014	2015	2016	2017	Thereafter	Total
RBS Credit Facility*	-	-	-	113.3	-	113.3
DVB - Phoenix	-	2.4	15.9	-	-	18.4
DNB - Eagle	-	2.5	22.3	-	-	24.8
DNB - Hawk/Falcon	1.0	4.0	4.0	4.0	34.0	47.0
Nordea syndicate**	4.1	16.3	16.3	16.3	152.2	205.2
Nordea - Samco Europe**	0.8	23.9	-	-	-	24.7
ING - Samco China**	2.0	3.9	3.9	3.9	31.2	44.9
Credit Agricole - Samco Scandinavia**	1.0	3.9	36.8	-	-	41.7
Convertible Note					150.0	150.0
Total	8.9	56.9	99.2	137.5	367.4	669.9
Unamortized upfront fees bank loans						(5.6)
Difference amortized cost/notional amounts convertible note						(23.7)
Total long term debt						640.7
*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.
**Samco credit facilities.

The Company has entered into firm commitments for the debt financing of four of its newbuildings ordered at HHI. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.5%. The financing commitments are subject to final documentation. The Company intends to raise debt financing for the remaining two newbuildings in due course.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. With regards to the Samco vessels which were acquired on September 16, 2014, there were no impairment indicators as of September 30, 2014.  With regards to the Company’s other vessels we have performed an impairment test using the “value in use” method as of September 30, 2014.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the third quarter of 2014. The impairment test has been performed using an estimated weighted average cost of capital of 8.86%.

Cost of Vessels		Depreciation and impairment*
At January 1, 2013	$613,558	At January 1, 2013	$303,535
Additions	2,120	Depreciation expense	26,091
Disposals	(49,866)	Disposals	(26,956)
At December 31, 2013	$565,812	At December 31, 2013	$302,670
Additions**	726,541	Depreciation expense	25,735
Disposals		Disposals	0
Time charter contracts	10,472	At September 30, 2014	$328,405
At September 30, 2014	$1,302,825

Carrying Amount
At December 31, 2013	$263,142
At September 30, 2014	$974,420

*Accumulated numbers
**Relates to the acquisition of DHT Hawk, DHT Falcon and DHT Condor, drydockings and the acquisition of Samco.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification.
We have paid the first two pre-delivery installments of 20% and 10% respectively, for all six newbuildings totaling $171.0 million.

Cost of vessels under construction
At January 1, 2013	$0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095
Additions	136,632
Disposals	0
At September 30, 2014	$173,727

Carrying Amount
At December 31, 2013	$37,095
At September 30, 2014	$173,727

The following table is a timeline of future expected payments and dates relating to vessels under construction as of September 30, 2014*:

Vessels under construction (USD million)	Sept. 30, 2014	Dec. 31,2013
Not later than one year	38.9	18.5
Later than one year and not later than three years	363.2	129.8
Later than three years and not later than five years	0.0	0.0
Total	402.1	148.3

*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement  pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the “Private Placement”). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.9 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $145.5 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price will be $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and are subject to customary anti-dilution adjustments. Net proceeds to DHT were approximately $145.5 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million and has been classified as equity.

Note 8 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2014	92,510,086	-
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at September 30, 2014	150,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment as of September 30, 2014:
Payment date:	Total payment	Per common share
September 17, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of September 30, 2014:	$ 4.2 million	$0.06

Dividend payment as of December 31, 2013:
Payment date:	Total payment	Per common share
November 21, 2013	$ 0.3 million	$0.02
August 28, 2013	$ 0.3 million	$0.02
May 23, 2013	$ 0.3 million*	$0.02
February 19, 2013	$ 0.3 million**	$0.02
Total payment as of December 31, 2013:	$ 1.2 million	$0.08
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued expenses totaling $26.5 million as of September 30, 2014 consists mainly of earned freight not received ($22.1 million) and accounts receivable ($4.4 million) with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 9 in the 2013 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events

Dividend
On November 6, 2014 the Board approved a dividend of $0.02 per common share related to the third quarter 2014 to be paid on November 26, 2014 for shareholders of record as of November 20, 2014.